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                 September 4, 2020

       Gary Chapman
       Chief Executive Officer and Chief Financial Officer
       KNOT Offshore Partners LP
       2 Queen   s Cross
       Aberdeen, Aberdeenshire AB15 4YB
       United Kingdom

                                                        Re: KNOT Offshore
Partners LP
                                                            Registration
Statement on Form F-3
                                                            Filed September 1,
2020
                                                            File No. 333-248518

       Dear Mr. Chapman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Catherine Gallagher